UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

U.S. HELICOPTER CORPORATION

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

90342H 10 0

(CUSIP No.)

March 5, 2009

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	90342H 10 0

1)	Name of Reporting Persons. 154 West Aviation Enterprises, Inc.
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5) Sole voting power 0
6) Shared voting power 2,971,320
7) Sole dispositive power 0
8) Shared dispositive power 2,971,320

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,971,320
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11)	Percent of Class Represented by Amount in Row (9) 6.10%*
12)	Type of reporting person. CO

*	Percentage assumes the full exercise by 154 West Aviation Enterprises, Inc. of its warrants to purchase a total of 2,971,320 shares of U.S. Helicopter Corporation Common Stock.

CUSIP No.	90342H 10 0

1)	Name of Reporting Persons. John F. Haskins
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	5) Sole voting power 0
6) Shared voting power 2,971,320
7) Sole dispositive power 0
8) Shared dispositive power 2,971,320

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,971,320
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11)	Percent of Class Represented by Amount in Row (9) 6.10%*
12)	Type of reporting person. IN

*	Percentage assumes the full exercise by 154 West Aviation Enterprises, Inc. of its warrants to purchase a total of 2,971,320 shares of U.S. Helicopter Corporation Common Stock.

SCHEDULE 13G

U.S. HELICOPTER CORPORATION

Item 1	(a)	Name of Issuer:

U.S. Helicopter Corporation

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

6 East River Piers Suite 216 Downtown Manhattan Heliport New York, NY 10004

Item 2	(a)	Name of Person Filing:

154 West Aviation Enterprises, Inc. John F. Haskins, sole stockholder of 154 West Aviation Enterprises, Inc.

Item 2	(b)	Address of Principal Business Office or, if none, Residence:

154 West Aviation Enterprises, Inc. 400 N. LaSalle Street Suite 3701 Chicago, Illinois 60654 Attention: John F. Haskins

Item 2	(c)	Citizenship:

154 West Aviation Enterprises, Inc. is a Delaware corporation. John F. Haskins is a U.S. citizen residing in Illinois.

Item 2	(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share

Item 2	(e)	CUSIP Number:

90342H 10 0

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

	(g)	☐	A parent holding company or control plan, in accordance with §240.13d-1(b)(1)(ii)(G). (Note: See Item 7).

	(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

	(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

	(a)	Amount Beneficially Owned:

All 2,971,320 shares of Common Stock reported on this Schedule are held directly by 154 West Aviation Enterprises, Inc. As sole stockholder and President of 154 West Aviation Enterprises, Inc., John F. Haskins may be deemed to beneficially own such 2,971,320 shares.

	(b)	Percent of Class:

6.10%. Based upon 45,712,669 shares of U.S. Helicopter Corporation’s Common Stock outstanding as of November 10, 2008, as reported by U.S. Helicopter Corporation in its Quarterly Report on Form 10-Q for the period ended September 30, 2008 filed on November 19, 2008 and assuming full exercise by 154 West Aviation Enterprises, Inc. of its warrants to purchase 2,971,320 shares of U.S. Helicopter Corporation’s Common Stock.

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

None.

(ii) Shared power to vote or to direct the vote

2,971,320 shares.

(iii) Sole power to dispose or to direct the disposition of

None.

(iv) Shared power to dispose or to direct the disposition of

2,971,320 shares.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 3, 2009

154 West Aviation Enterprises, Inc.

/s/ John F. Haskins
John F. Haskins
President